      As Filed with the Securities and Exchange Commission on June 1, 2001
                                                      Registration No. 333-60388
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 PRE-EFFECTIVE
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                             HIGH SPEED ACCESS CORP.
             (Exact name of registrant as specified in its charter)


        DELAWARE                                       61-1324009
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                   Identification Number)

                             10901 WEST TOLLER DRIVE
                            LITTLETON, COLORADO 80127
                                 (720) 922-2828
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           CHARLES E. RICHARDSON, III
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             10901 WEST TOLLER DRIVE
                            LITTLETON, COLORADO 80127
                                 (720) 922-2828
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                              CARYN F. PRICE, ESQ.
                           WYATT, TARRANT & COMBS, LLP
                               2800 CITIZENS PLAZA
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 589-5235

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.





     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   PROSPECTUS


                             HIGH SPEED ACCESS CORP.

                         125,000 SHARES OF COMMON STOCK



         The stockholder identified in this prospectus is offering 125,000 shares of common stock. The selling stockholder will receive all of the net proceeds from its sale of the shares and we will not receive any of the proceeds from the sale of the shares.

         Our common stock trades on the Nasdaq National Market under the symbol "HSAC". On May 4, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $1.24 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF MATERIAL RISKS THAT AN INVESTOR SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.





                  The date of this prospectus is June 1, 2001.

                                TABLE OF CONTENTS


HIGH SPEED ACCESS CORP...........................................................................................3

RISK FACTORS.....................................................................................................4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...............................................................22

WHERE YOU CAN FIND MORE INFORMATION.............................................................................23

USE OF PROCEEDS.................................................................................................24

SELLING STOCKHOLDER.............................................................................................24

PLAN OF DISTRIBUTION............................................................................................25

LEGAL MATTERS...................................................................................................26

EXPERTS.........................................................................................................26


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                             HIGH SPEED ACCESS CORP.

         Because this is a summary, it does not contain all the information about HSA that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this Prospectus.

    High Speed Access Corp. and subsidiaries (hereinafter referred to as the Company, we, us, or our) provides high speed Internet access to residential and commercial customers primarily via cable modems. We focus primarily on residential and commercial end users in exurban areas, although we have recently begun to provide broadband services in some urban markets. We enter into long-term exclusive contracts with cable system operators to provide a suite of services on a comprehensive "turnkey" basis as well as on an unbundled or "Network Services" basis. These services enable a cable system's customers to receive high speed Internet access.

    In exchange for providing us with access to its customers in the turnkey solution, we pay the cable operator a portion of the monthly fees received from an end user who subscribes to the services. In an unbundled or Network Services solution, we deliver fewer services and incur lower costs than in a turnkey solution but also earn a smaller percentage of the subscription revenue or a fixed fee on a per subscriber basis. In our Network Services solution, our cable partners will typically bill the end user and remit to us our percentage of the revenue or the fixed fee. Network Services have increasingly become a significant part of our business mix, and we anticipate that this trend will continue.

    We have agreements to provide our services to 41 cable operators, covering 201 systems and approximately 6,600,000 homes passed. The term "homes passed" refers to the number of homes that potentially can be served by a cable system. We have deployed our services in systems covering approximately 4,200,000 homes passed and have approximately 150,000 high speed residential end users.

    Through his control of Charter Communications, Inc. ("Charter") and Vulcan Ventures, Incorporated ("Vulcan"), Microsoft co-founder Paul Allen may be deemed to beneficially own 48.8% of our common stock at December 31, 2000, assuming 100% conversion of the Company's convertible preferred stock and the exercise of 2,050,710 warrants owned by Charter. As of December 31, 2000, we had deployed our services on either a turnkey or Network Services basis in cable systems owned by Charter with approximately 3,158,000 homes passed.

    We are expanding our offering of services to include expanded web site hosting and a range of other value-added and ongoing support services, all primarily for small and medium enterprises ("SMEs"). We also intend to continue expanding our suite of core connectivity and related value-added services as broadband technology proliferates and additional services become viable. The Company also provides, on a limited basis, standard Internet access through traditional dial-up service to residential and SME customers.


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         Our principal executive offices are located at:

                                          10901 West Toller Drive
                                         Littleton, Colorado 80127
                                            Tel: (720) 922-2828


                                  RISK FACTORS

         You should carefully consider the following risk factors as well as the other information contained and incorporated by reference in this prospectus before making an investment in our common stock. Any one or a combination of these risk factors may have a material adverse effect on us.

RISKS RELATED TO OUR OPERATIONS

WE CANNOT PREDICT OUR SUCCESS BECAUSE OUR BUSINESS MODEL IS UNPROVEN, HAS CHANGED IN THE PAST AND MAY CONTINUE TO CHANGE.

    Our success depends on continued growth in the use of the Internet and high speed access services. Although Internet usage and popularity have grown rapidly, we cannot be certain that this growth will continue at its present rate, or at all. Critical issues concerning the increased use of the Internet--including security, reliability, cost, ease of access, ease of installation and customer acquisition and quality of service--remain unresolved and are likely to affect the development of the market for our services. Moreover, many industry analysts believe that Internet access providers will become increasingly reliant upon advertising, barter and subscription-based revenues from content due to competitive pressures to provide low cost or even free Internet access.

    The success of our business ultimately will depend upon the acceptance of our services by end users. We continue to introduce new services, make changes to our product offerings to meet customer demands and to respond to changes in our evolving industry.

    Although our primary service offering is high bandwidth Internet access, we currently derive a portion of our revenue from standard dial-up Internet access. We cannot predict whether demand for our high speed Internet access services will develop, particularly at the volume or prices we need to become profitable. Even if sufficient demand for our high speed services is generated, we may be unable to deploy our services at the rate required to satisfy demand. Additionally, we believe that Network Services will become an increasingly important part of our business. Under the Network Services arrangements, such as the one we signed with Charter on May 12, 2000, covering a minimum of 5 million homes passed, we will earn less revenue, and absorb less operating expense, per end user, than under a turnkey arrangement. In our Network Services solution, we deliver fewer services and incur lower costs than in a turnkey solution but will also earn a smaller percentage of the subscription revenue or a fixed fee on a per subscriber basis.


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    We are committed to incorporating DSL technology as a key part of our ongoing strategy for the SME market. Our intent is to purchase facilities-based assets to pursue our DSL strategy. There is no assurance that we will be able to successfully identify and purchase DSL assets, let alone enough DSL assets for us to establish a significant footprint. Competition for the purchase of these assets from larger and better-capitalized companies may make it difficult for us to acquire these assets cost-effectively or at all. Even if we purchase DSL assets, there is no assurance that our DSL operations will be successful.

    Consequently, there is no assurance that we will be successful in implementing our DSL strategy, and it is quite possible that our business will continue to rely on our cable modem service, which may not be well suited for many SMEs and for which market acceptance has been slow.

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY.

    Our predecessor companies began offering services to cable operators in October 1997. Most of our cable modem deployments occurred within the last eighteen months. Our senior management team and other employees have worked together at our Company for only a short period of time. We have recognized only limited revenues since our Inception. We do not consider any of the markets in which we operate to be mature. Finally, we have recently expanded our business to provide additional product offerings. As a result of our limited operating history, as evidenced by the preceding examples, our business is difficult to evaluate.

WE HAVE NOT BEEN PROFITABLE AND EXPECT FUTURE LOSSES.

    Since our founding, we have not been profitable. We have incurred substantial costs to create and introduce our broadband Internet access services, to operate these services, and to grow our business. We incurred net losses of approximately $221.3 million from April 3, 1998 (Inception) through December 31, 2000. Our limited operating history, the dynamic nature of our industry, changes in our business model and our ambitious growth plans make predicting our operating results, including operating expenses, difficult.

    We expect to incur substantial losses and experience substantial negative cash flow from operations for at least the next several years as we expand our business. The principal costs of expanding our business will include:

    o The costs of acquiring DSL facilities-based assets and the associated operating costs;

    o  Substantial direct and indirect selling, marketing and promotional costs;

    o System operational expenses, including the lease of our Internet backbone, which has a traffic capacity in excess of our current needs;

    o Costs incurred in connection with higher staffing levels to meet our growth;

    o The acquisition and installation of the equipment, software and telecommunications circuits necessary to enable our cable partners to offer our services or to add additional products and services; and


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    o  Costs in connection with acquisitions, divestitures, business alliances or changing technologies.

If any of these costs or expenses is not accompanied by an increase in revenues, then our business and financial results could be materially and adversely affected.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

    The Company has incurred losses from operations and negative cash flows from operating activities since Inception, which have been funded primarily through the issuance of equity securities and borrowings. Management expects to experience substantial negative cash flows for at least the next several years. As of December 31, 2000, the Company had $130.5 million of cash, cash equivalents and short-term investments which management believes are sufficient to meet the Company's cash needs in 2001. Management is closely monitoring the level of expenditures and cash commitments. Continued implementation of the Company's business plan will be dependent upon obtaining additional financing by no later than early 2002 to fund operations, to finance investments in equipment and corporate infrastructure needed for the Company's planned expansion, to enhance and expand the range of services the Company offers and to respond to competitive pressures and perceived opportunities, such as investment, acquisition and international expansion activities. Management is evaluating the availability of additional financing. Such financing could involve the issuance, or deemed issuance, of additional shares of capital stock at a price below the conversion price of our Series D convertible preferred stock held by Vulcan and Charter, which would result in a downward adjustment of the conversion price. In the event of such an adjustment, the number of shares of common stock issuable upon conversion of the convertible preferred stock would be increased pursuant to a weighted average formula described below under the caption Risk Factors - Our Series D Convertible Preferred Stock Contains Anti-dilution Adjustments and Restrictions on our Future Activities". There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If additional financing is not available on acceptable terms, the Company will be forced to curtail operations, which could have a material adverse effect on the Company. Such curtailment of operations would involve significant amendments to the Company's current business plan including, but not limited to some or all of the following: a delay in further deployment of certain services, administrative and operating expense reductions, a reduction in planned capital expenditures, reduction of our sales and marketing efforts, sales of certain assets or sale of the Company. Furthermore, additional equity or debt financing could give rise to any or all of the following:

    o  Additional dilution to our current stockholders;

    o The issuance of securities with rights, preferences or privileges senior to those of the existing holders of our common stock; and

    o The issuance of securities with covenants imposing restrictions on our operations.

Charter can require any lender with liens on our equipment placed in Charter headends to deliver to Charter a non-disturbance agreement as a condition to such financing. We can offer no


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assurance that we will be able to obtain additional secured equipment financing for Charter systems subject to such a condition or that a potential lender will be able to negotiate acceptable terms of non-disturbance with Charter.

OUR ABILITY TO ATTRACT AND RETAIN END USERS DEPENDS ON MANY FACTORS WE CANNOT CONTROL.

    Our ability to increase the number of our end users, and our ability to retain end users, will depend on a number of factors, many of which are beyond our control. These factors include:

    o  Our ability to enter into and retain agreements with cable operators;

    o The speed at which we are able to deploy our services, particularly if we cannot obtain on a timely basis, the telecommunications circuitry necessary to connect DSL customers and cable headend equipment to the Internet;

    o The speed at which our competitors are able to deploy their service offerings;

    o Our success in marketing our connectivity, web hosting and other advanced services to new and existing end users;

    o Competition, including new entrants advertising free or lower-priced Internet access and/or alternative access technologies;

    o Whether our cable partners maintain their cable systems or upgrade their systems from one-way to two-way service;

    o Whether incumbent local exchange carriers maintain and upgrade their loops to support DSL services;

    o  The quality of the customer and technical support we provide; and

    o  The quality of the content we offer.

    In addition, our service is currently priced at a premium to many other online services and many end users may not be willing to pay a premium for our service. Because of these factors, our actual revenues or the rate at which we will add new end users may differ from past increases, the forecasts of industry analysts, or a level that meets the expectations of investors.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY BE BELOW OUR EXPECTATIONS AND THE EXPECTATIONS OF ANALYSTS AND INVESTORS.

    Our revenues and expenses, and in particular our quarterly revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include:

    o The pace of the rollout of DSL services to end users and our cable modem service to our cable partners, including the impact of substantial capital expenditures and related operating expenses;

    o Whether and the rate at which we enter into contracts with cable operators for additional systems;


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    o  The rate at which new end users subscribe to our services, the rate at which these customers are installed and provisioned for service, and the rate at which we retain these customers, net of customers who disconnect;

    o  Changes in revenue splits with our cable partners;

    o  Price competition in the Internet, Telephony and cable industries;

    o The extent to which we provide Network Services, rather than turnkey access;

    o  Capital expenditures and costs related to infrastructure expansion;

    o The rate at which our cable partners convert their systems from one-way to two-way systems;

    o Our ability to protect our systems from telecommunications failures, power loss and software-related system failures;

    o Changes in our operating expenses including, in particular, personnel expenses;

    o  The success of our cost control measures;

    o  The introduction of new products or services by us or our competitors;

    o  Our ability to enter into strategic alliances with content providers; and

    o Economic conditions specific to the Internet and cable industries, as well as general economic and market conditions.

    In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand surge or shortfall in demand. A shortfall in revenues in relation to our expenses could have a material and adverse effect on our business and financial results.

    The quarter-to-quarter comparisons of our results of operations should not be relied upon as an indication of future performance. It is possible that in some future periods our results of operations may be below our expectations and the expectations of public market analysts and investors. In that event, the price of our common stock is likely to fall.

WE MAY NOT BE ABLE TO ESTABLISH OR MAINTAIN ACCEPTABLE RELATIONSHIPS WITH CABLE OPERATORS.

    Our success depends, in part, on our ability to gain access to cable customers. We gain that access through our agreements with cable operators. There can be no assurance that we will be able to establish or maintain relationships with cable operators. Even if we are able to establish and maintain those relationships, there can be no assurance that we will be able to do so on terms favorable to us or in the quantities we need to become profitable. If we fail to form partnerships rapidly with a large number of cable operators, we can be effectively excluded from providing our services in the systems owned by those operators. Not only can other cable-based broadband service providers compete against us for an exclusive contract, the cable operator may decide to offer cable-based Internet services directly without assistance from us or our competitors. Delays in forming relationships and deploying our cable-based services also create windows of time for alternative broadband access providers to enter the market and acquire customers.


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    Furthermore, in order to rapidly deploy our services within a market, we typically begin installation of our equipment and related telecommunications circuits prior to the execution of final documentation. If we are unable to finalize our contractual relationship with a cable operator, if the exclusive relationship between us and our cable partners, or between our cable partners and their cable customers, is impaired, or if we do not become affiliated with a sufficient number of cable operators, our business and financial results could be materially and adversely affected.

OUR LARGEST CABLE PARTNER CAN TERMINATE ITS CONTRACT WITH US.

    Our largest cable partner is Charter. Charter is an affiliate of Vulcan, an affiliate of Microsoft co-founder Paul Allen, who may be deemed to beneficially own 48.8% of our outstanding common stock as of December 31, 2000, assuming 100% conversion of the Company's convertible preferred stock and the exercise of 2,050,710 warrants owned by Charter. We have entered into several agreements with Charter, including several network services agreements. The first network services agreement was entered into in November 1998 and the second in May 2000. Under both agreements, Charter has committed to provide us the exclusive right to provide network services related to the delivery of Internet access to homes passed in some cable systems.

    Under the May 2000 agreement, we will provide Network Services, including call center support for cable modem customers as well as network monitoring, troubleshooting and security services. The agreement has an initial term of five years and may be renewed at Charter's option for additional successive five-year terms. In a Network Services solution, we deliver fewer services and incur lower costs than in turnkey solutions, but will also earn a smaller percentage of the subscription revenue based on a fixed fee per subscriber. Under the November 1998 agreement, we have primarily provided comprehensive turnkey services.

    Subject to the provisions of the Network Service agreements, Charter can terminate our exclusivity rights, on a system-by-system basis, if we fail to meet performance specifications or otherwise breach our agreement. Moreover, Charter can terminate the November 1998 agreement, for any reason, as long as it purchases the associated cable headend equipment and modems at book value and pays us a termination fee based on the net present value of the revenues we otherwise would earn for the remaining term of the agreement from those end users subscribing to our services as of the date of termination. We may be unable to meet the benchmarks related to its customer penetration rates. Further, Charter may decide to terminate either agreement for any other reason. If Charter were to terminate either agreement, in whole or for any material system, regardless of any termination fee we may receive, we would lose end users and market share, and likely be forced to incur significant unanticipated costs to establish alternative arrangements, which may not be available on competitive terms, or at all.

OUR AGREEMENTS WITH VULCAN VENTURES COULD CONSTRAIN OUR ABILITY TO GENERATE REVENUES FROM PROVIDING CONTENT AND FUTURE SERVICES OUR END USERS MAY DEMAND.

    Under our programming content agreement with Vulcan, Vulcan has the right to require us to carry, on an exclusive basis in all cable systems we serve, content it designates. Vulcan content


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may include start-up and related web pages, electronic programming guides, other multimedia information and telephony services. We will not share in any revenues Vulcan may earn through the content or telephony services it provides. We must provide all equipment necessary for the delivery of Vulcan content, although Vulcan will reimburse us for any costs we incur in excess of $3,000 per cable headend. Vulcan cannot charge us for any Vulcan content through November 2008; after that date we will be obligated to pay Vulcan for this content at the lowest fee charged to any Internet service provider who subscribes to Vulcan content.

    Vulcan has the right to prohibit us from providing content or telephony services that compete with Vulcan content at Vulcan's discretion and can require us to remove competing content. Many industry analysts believe that Internet access will become increasingly reliant upon revenues from content due to competitive pressures to provide low cost or even free Internet access. If Vulcan were to require us to remove our content or substitute its telephony services for any we might provide, we could lose a source of additional revenues and might not recover all related costs of providing our content or telephony services. Vulcan's ability to prohibit us from providing content and telephony services means that Vulcan's interests are not necessarily aligned with those of our other stockholders.

OUR CONVERTIBLE PREFERRED STOCK CONTAINS ANTI-DILUTION ADJUSTMENTS AND RESTRICTIONS ON OUR FUTURE ACTIVITIES.

    In December 2000, we closed the sale of 75,000 shares of our convertible preferred stock for an aggregate purchase price of $75.0 million. Vulcan purchased 38,000 and Charter purchased 37,000 shares, each at a price of $1,000 per share. Paul Allen controls Vulcan and Charter. The shares of convertible preferred stock initially are convertible at a conversion price of $5.01875 per share into 14,943,960 shares of common stock. The conversion price is subject to an anti-dilution adjustment which would increase the number of shares issuable to Vulcan and Charter upon conversion of the convertible preferred stock if we issue common stock (or are deemed to issue common stock) at below the conversion price.

    The terms of the convertible preferred stock also place significant restrictions on our activities in the future. Among other things, these constraints will require us to:

    o Obtain the approval of Vulcan and Charter before declaring a dividend, entering into a merger, acquisition, consolidation, business combination, or other similar transaction, or issuing any debt or equity securities;

    o Provide Vulcan and Charter with a right of first refusal to purchase shares of stock, common or otherwise, that we may offer in the future; and

    o Offer and make available to Vulcan, Charter and their affiliates, licensing and business arrangements relating to our technologies, products and services, of any combination thereof, on terms and conditions at least as favorable as those agreed to with any third party at substantially the same level of purchase or other financial commitment.

    Because the convertible preferred stock has voting rights, its issuance has a dilutive effect on the relative voting power of our common stockholders. You should also be aware that conversion


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of the convertible preferred stock into shares of common stock will have a dilutive effect on earnings per share of our common stockholders. In addition, you should note that we may issue additional shares of common stock in connection with the payment of dividends or conversion price adjustments on the convertible preferred stock, which may increase the number of shares of common stock issued in connection with the transaction.

ONE-WAY CABLE SYSTEMS INCREASE OUR OPERATING COSTS AND MAY NOT PROVIDE THE QUALITY NECESSARY TO ATTRACT CUSTOMERS.

    Although our service can operate in one-way cable systems where data can be transmitted at high speeds from the cable headend to the end user, the end user in a one-way system can only transmit data back to the cable headend via a standard phone line. Because we must support the telephone return component of the system, we incur higher operating costs in one-way systems. Presently, three-fourths of the systems where we are or will soon operate our services are two-way systems. Over time, however, we expect most, if not all, of our cable partners to upgrade and or rebuild their plants to provide increased bandwidth and two-way capabilities. We believe faster uploads and the elimination of phone line return costs make our service more valuable and may lead to higher customer penetration rates, which in turn benefits the cable operator through higher revenue. However, upgrading a cable system can be expensive and time-consuming for the cable operator. Delays in upgrading one-way cable plants also makes our services vulnerable to competition from alternative broadband technologies, and may make our cable partners vulnerable to overbuilds by competitors.

    Moreover, we do not require our cable partners to make these upgrades and they have no legal obligation to do so. Consequently, if our cable partners do not upgrade to two-way capability at the rate we anticipate, our financial results may be negatively affected.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH PLANS.

    To manage our anticipated growth, we must continue to implement and improve our operational, financial and management information systems; hire, train and retain additional qualified personnel; continue to expand and upgrade core technologies; and effectively manage our relationships with our end users, suppliers and other third parties. Our expansion could place a significant strain on our current services and support operations, sales and administrative personnel, and other resources. While we believe that we generally have adequate controls and procedures in place for our current operations, our billing software is not adequate to meet our growth plans. We are in the process of replacing our billing software with an integrated billing and customer care software system that we believe is capable of meeting our planned future needs, but can offer no assurances that we will successfully achieve such replacement, or if we do does achieve such replacement, that we will do so within a time frame that will permit us to achieve our growth objectives. We could also experience difficulties meeting demand for our products and services. Additionally, if we are unable to provide training and support for our products, the implementation process will be longer and customer satisfaction may be lower. We may pursue acquisitions in the implementation of our growth plans. If we acquire a company, we could have difficulty integrating its operations, or assimilating and retaining its key personnel. In addition, if the demand for our service exceeds our ability to provide our services on a timely


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basis, we may lose customers. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that our management will be capable of exploiting fully the market for our products and services. The failure to manage our growth effectively could have a material adverse effect on our business and financial results.

OUR ABILITY TO INCREASE THE CAPACITY AND MAINTAIN THE SPEED OF OUR NETWORK IS UNPROVEN.

    We may not be able to increase the transmission capacity of our network to meet expected end user levels while maintaining superior performance. While peak downstream data transmission speeds across the cable infrastructure approach 10 Mbps in each 6 megahertz (Mhz) channel, actual downstream data transmission speeds are almost always significantly slower depending on a variety of factors. These factors include our intentional throttling of data traffic flowing through the local network out in order to optimize the use of our network capacity and to sell tiered price-service packages, bandwidth capacity constraints between the cable headend and the Internet backbone, the type and location of content, Internet traffic, the number of active end users on a given cable network node, the number of 6 Mhz channels allocated to us by our cable partner, the capabilities of the cable modems used and the service quality of the cable operators' fiber-coax facilities. The actual data delivery speed that an end user realizes also will depend on the end user's hardware, operating system and software configurations. There can be no assurance that we will be able to achieve or maintain a speed of data transmission sufficiently high to enable us to attract and retain our planned number of end users, especially as the number of end users grows. Because end users will share the available capacity on a cable network node, we may underestimate the capacity we need to provide in order to maintain peak transmission speeds. A perceived or actual failure to achieve or maintain sufficiently high speed data transmission could significantly reduce end user demand for our services or increase costs associated with customer complaints and have a material adverse effect on our business and financial results.

OUR NETWORK MAY BE VULNERABLE TO SECURITY RISKS.

    Despite our implementation of industry-standard security measures the networks we operate may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet and online service providers in the past have experienced, and in the future may experience, interruptions in service as a result of the accidental or intentional actions of Internet users. Because the cable infrastructure is a shared medium, it is inherently more vulnerable to security risks than dedicated telephony technologies such as digital subscriber lines. Moreover, we have no control over the security measures that our cable partners and end users adopt. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems maintained by us and our end users. These events may result in liability to us or harm to our end users. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our end users, which could have a material adverse effect on our business and financial results. In addition, the threat of these and other security risks may deter potential end users from purchasing our services, which could have a material adverse effect on our business and financial results.


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


WE MAY BECOME SUBJECT TO RISKS OF INTERNATIONAL OPERATIONS.

    We have contracted to provide services on an international basis to Kabel Nordrhein-Westfalen GMBH & Co., KG and are currently evaluating other international expansion opportunities. As a result of expanding internationally or entering into joint venture arrangements to pursue international business opportunities, we will become subject to the risks of conducting business internationally, including:

    o Foreign currency fluctuations, which could result in reduced revenues or increased operating expenses; inability to locate qualified local partners and suppliers;

    o The burdens of complying with a variety of foreign laws and trade standards;

    o  Tariffs and trade barriers;

    o  Difficulty in accounts receivable collection;

    o  Potentially longer payment cycles;

    o  Foreign taxes;

    o Unexpected changes in regulatory requirements, including the regulation of Internet access; and

    o Uncertainty regarding liability for information retrieved and replicated in foreign countries.

    If we expand internationally, we will also be subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Our proposed international operations could harm our revenues and ability to achieve profitability.

WE HAVE RECENTLY MADE ACQUISITIONS AND EXPECT TO MAKE FUTURE ACQUISITIONS WHERE ADVISABLE AND ACQUISITIONS INVOLVE NUMEROUS RISKS.

    Our growth is dependent upon market growth, our ability to enhance our existing products and our ability to introduce new products on a timely basis. One of the ways we have addressed, and will continue to address, the need to develop new products is through acquisitions of other companies. In particular, we recently acquired Digital Chainsaw, Inc. in order to allow us to offer additional services to our customers, including web hosting and web design. Acquisitions involve numerous risks, including the following:

    o Difficulties in integration of the operations, technologies, and products of the acquired companies;

    o The risk of diverting management's attention from normal daily operations of the business;

    o Potential difficulties in completing projects associated with purchased in-process research and development;

    o Risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

    o  The potential loss of key employees of the acquired company.

    Mergers and acquisitions of high-technology companies are inherently risky, and we can give no assurance that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition.

    We must also maintain our ability to manage any such growth effectively. Failure to manage growth effectively and successfully integrate acquisitions we made could harm our business and operating results.

OUR AGREEMENT WITH ROAD RUNNER MAY NOT BENEFIT US.

    Under our agreement with ServiceCo LLC, the entity that provides Road Runner's cable Internet access and content aggregation services, we may provide our services as a Road Runner subcontractor to cable operators that we and Road Runner jointly designate to receive our services. We can offer no assurances that Road Runner will agree to designate any cable operator systems to receive our services. We may not be able to meet any system deployment schedule proposed by Road Runner. Even if asked to provide services to a Road Runner-contracted system, we may be asked to deploy far fewer turnkey homes than we originally anticipated. In a Network Services solution, we deliver fewer services and incur lower costs than in a turnkey solution, but will also earn a smaller percentage of the subscription revenue. Since the agreement provides that Road Runner will earn a warrant to purchase one share of our common stock per home passed in cable systems designated to receive service regardless of whether we deploy a Network Services or turnkey solution, our stockholders could suffer dilution in exchange for potentially less profitable homes. Consequently, our agreement with Road Runner may be of no material benefit to us.

RISKS RELATED TO THE MARKET FOR HIGH SPEED INTERNET ACCESS

THE MARKET FOR INTERNET SERVICES IS HIGHLY COMPETITIVE.

    We face competition for partnerships with cable operators from other cable modem-based providers of Internet access services and for end users from providers of other types of data and Internet services.

    We believe the major competitive factors in the market for partnerships with cable operators include breadth of service, speed and ease of deployment, revenue sharing arrangements, cash and equity incentives and operating experience. We believe the major competitive factors in the market to provide high speed Internet access to end users include financial, marketing and sales resources, established customer relationships, price, ease of access and use, transmission speed, reliability of service, quantity and quality of content, network security and customer support. We face competition from many competitors with significantly greater financial, sales and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships with advertisers, content and application providers and/or other strategic partners than we have. We expect the level of this competition in cable and DSL Internet access markets to increase in intensity in the future. We face competition from both cable modem service providers and from providers of other types of data and Internet services for end users, including DSL companies. Due to this intense competition, there may be a time-limited market opportunity for our cable-based high speed access and our entry into DSL services. There can be no assurance that we will be successful in achieving widespread acceptance of our services before competitors offer services similar to our current offerings, which might preclude or delay purchasing decisions by potential customers.

    For the reasons discussed below, we may not be able to compete successfully against current or future competitors, and competitive pressures we face could materially and adversely affect our business and financial results.

    CABLE-BASED INTERNET ACCESS MARKET. Our competitors in the cable-based Internet access market are those companies that have developed their own cable-based services and market those services to cable system operators. In particular, @Home, Road Runner, and Earthlink and their respective cable partners, are deploying high speed Internet access services over cable networks. @Home, through its @Home Solutions product, markets to systems in markets with at least 20,000 homes passed. Other competitors in the cable-based Internet access market are those companies seeking to establish distribution arrangements with cable system operators in exurban markets and/or provide one-way system capability. In addition, other cable system operators have launched their own cable-based Internet services that could limit the market for our services. Many of our competitors and potential competitors in the market for partnerships with cable operators, in particular @Home, have substantially greater financial, sales and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships with cable operators, advertisers and content and application providers than we do. Widespread commercial acceptance of any of these competitors' products could significantly reduce the potential customer base for our services, which could have a material adverse effect on our business and financial results.

    DSL AND OTHER TECHNOLOGIES. We intend to offer DSL Internet access services primarily through the opportunistic acquisition of facilities-based DSL assets. We believe we will face significant competition from DSL companies and other Internet access providers in our attempts to acquire these DSL assets. To the extent we are successful in acquiring DSL assets and in expanding our DSL service offerings, we will compete directly against DSL companies and telecommunications companies offering DSL services to end users. In addition, long distance inter-exchange carriers, such as AT&T, Sprint and MCI WorldCom, have deployed large-scale Internet access networks and sell Internet access to business and residential customers. The regional Bell operating companies and other local exchange carriers have also entered this field and are providing price competitive services. Many of these carriers are offering diversified packages of telecommunications services, including Internet access, to residential customers, and could bundle these services together, which could put us at a competitive disadvantage. Many of these competitors are offering, or may soon offer, technologies that will compete with our cable-based high speed data service offerings. Such competing technologies include integrated services digital networks, digital subscriber lines and wireless and satellite services. Many of our competitors and potential competitors, particularly regional Bell operating companies, have substantially greater financial, sales and marketing resources than we have, and also may compete favorably in terms of price, ease of access and use, transmission speed and reliability of service. Widespread commercial acceptance of DSL or other competing technologies could significantly reduce the potential customer base for our cable-based services, which could have a material adverse effect on our business and financial results.

    INTERNET AND ONLINE SERVICE PROVIDERS. We also compete with traditional Internet service providers, which provide basic Internet access to residential and commercial end users and businesses, generally using the existing telephone network. While not presently offering the advantages of broadband access, these services are widely available and inexpensive. Many online service providers, such as America Online, have the advantage of large customer bases, industry experience, longer operating histories, greater name recognition, established relationships with advertisers and content and application providers, and significant financial, marketing and sales resources. Moreover, America Online recently merged with Time Warner, a major content provider and cable system owner/operator, to create AOL Time Warner. One condition placed on this merger involves AOL Time Warner permitting unaffiliated Internet access providers to use AOL Time Warner's cable systems to provide high speed Internet access to their customers. These "open access" arrangements may affect our business in various respects. Previously, AOL announced alliances with SBC Communications and Bell Atlantic to offer AOL's services via digital subscriber line connections to be installed by these regional Bell operating companies. The pace at which AOL and its telephone company partners roll out DSL service could limit our ability to attract and retain end users in areas where our service offerings overlap.

    PEAKING CONSUMER INTEREST IN INTERNET ACCESS. Although the growth in consumer interest in accessing the Internet has been growing for several years, growth in consumer time spent on the Internet will eventually level off and may decline. This leveling off of demand may be offset over time by the development of additional Internet-based services and functions by existing and new Internet-oriented firms, but there is no assurance that these new services will actually be developed or will achieve customer acceptance. A leveling of demand will tend to intensify competition among existing providers of Internet access, including us and traditional dial-up providers of access.

OUR CABLE PARTNERS COULD SELL THEIR SYSTEMS OR BE ACQUIRED.

    In recent years, the cable television industry has undergone substantial consolidation. If one of our cable partners is acquired by a cable operator that already has a relationship with one of our competitors or that does not enter into a contract with us, we could lose the ability to offer our cable modem access services in the systems formerly served by our cable partner, which could have a material and adverse effect on our business and financial results. Many of the cable operators with whom we have contracts operate multiple systems, thus increasing the risk to us if they are acquired. Moreover, it is common in the cable industry for operators to swap systems, which could cause us to lose our contract for a swapped system. Even though many of our contracts obligate our cable partners to pay us a termination fee if they sell their system to another operator who does not assume our contract, the potential termination fee may not be adequate to ensure that the successor operator assumes our contract, or to compensate us fully for the loss of future business in that system.

OUR CABLE PARTNERS COULD LOSE THEIR FRANCHISES, AND ARE VULNERABLE TO
COMPETITION.

    Cable television companies operate under franchises granted by local or state authorities that are subject to renewal and renegotiations from time to time. A franchise is generally granted for a fixed term ranging from five to 15 years, although in many cases the franchise is terminable if the franchisee fails to comply with the material provisions of its franchise agreement. No assurance can be given that the cable operators that have contracts with us will be able to retain or renew their franchises. The non-renewal or termination of any of these franchises would result in the termination of our contract with the applicable cable operator. Moreover, cable television operators are sometimes subject to overbuilding by competing operators who offer competing video and Internet access services. Moreover, many direct broadcast satellite ("DBS") operators can compete with cable operators and provide Internet access services to their subscribers. Any such dilution of our cable operator market base can adversely affect our potential market base.

OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND OUR SERVICES COULD BECOME OBSOLETE OR FAIL TO GAIN MARKET ACCEPTANCE.

    The market for our services is characterized by rapid technological advances, evolving industry standards, changes in end user requirements and frequent new service introductions and enhancements. For example, the North American cable industry has adopted a set of interface specifications, known as "DOCSIS," for hardware and software to support cable-based data delivery using cable modems. Our ability to adapt to rapidly changing technology and industry standards, such as DOCSIS, and to develop and introduce new and enhanced products and service offerings will be significant factors in maintaining or improving our competitive position reducing our costs, and our prospects for growth. If our technologies become obsolete or fail to gain widespread consumer acceptance, or if we are unable to meet newly adopted industry standards, then our business and financial results will be materially and adversely affected.

    We currently anticipate that we will use a significant portion of our working capital to acquire cable modem and DSL equipment. The technology underlying that equipment is continuing to evolve. It is possible that the equipment we acquire could become obsolete prior to the time we would otherwise intend to replace it, which could require us to make unanticipated capital expenditures. Our inability to replace obsolete equipment on a timely basis could have a material adverse effect on our business and financial results.

WE DEPEND ON THIRD PARTIES AND OUR BUSINESS IS SUBJECT TO DISRUPTION BY EVENTS OUTSIDE OUR CONTROL.

    Our success will depend upon the capacity, reliability and security of the infrastructure used to carry data between our end users and the Internet. A significant portion of that infrastructure is owned by third parties. Accordingly, we have no control over its quality and maintenance. For example, we rely on our cable partners to maintain their cable infrastructures. We also rely on other third parties to provide a connection from the cable infrastructure to the Internet and to provide fulfillment services to us. Currently, we have transit agreements with MCI WorldCom and its affiliate, UUNet, and others to support the exchange of traffic between our data servers, the cable infrastructure and the Internet. We also have agreements with various vendors to manage and oversee our customer installation process, including installation, customer education, dispatch service, quality control, recruitment and training. The failure of these third parties to maintain this infrastructure and otherwise fulfill their obligations under these agreements could have a material adverse effect on our business and financial results.

    Our operations also depend on our ability to avoid damages from fires, earthquakes, floods, power losses, telecommunications failures, network software flaws, transmission cable cuts, and similar events. The occurrence of any of these events could interrupt our services. The failure of the Internet backbone, our servers, or any other link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations could have a material adverse effect on our business and financial results.

WE MAY BE HELD LIABLE FOR DEFAMATORY OR INDECENT CONTENT, AS WELL AS INFORMATION RETRIEVED OR REPLICATED.

    In part, our business involves supplying information and entertainment to customers over the cable systems of our cable system partners. Accordingly, we face the same types of risks that apply to all businesses that publish or distribute information, such as potential liability for defamation, libel, invasion of privacy and similar claims, as well as copyright or trademark infringement and similar claims. A number of third parties have claimed that they hold patents covering various forms of online transactions or online technologies. In addition, our errors and omissions and liability insurance may not cover potential patent or copyright infringement claims and may not adequately indemnify us for any liability that may be imposed.

    The law relating to the liability of Internet and online service providers for information carried or disseminated through their networks is unsettled. There are some federal laws regarding the distribution of obscene or indecent material over the Internet under which we are subject to potential liability. These risks are mitigated by two federal laws. One, passed in 1996, immunizes Internet service providers from liability for defamation and similar claims for materials the Internet service provider did not create, but merely distributed. The other, passed in 1998, creates a "safe harbor" from copyright infringement liability for Internet service providers who comply with its requirements, which we intend to do. These laws apply only in the United States; if we expand our operations to other countries, our potential liability under the laws of those countries could be greater.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION, "OPEN ACCESS" COMPETITION AND OTHER DSL- AND DBS-BASED COMPETITION.

    The regulatory climate affecting our business is uncertain at this time, and we may become subject to burdensome governmental regulation in the future. Historically, the Company and its cable partners believed that for regulatory purposes our services would be considered a form of cable service, or an unregulated information service. Some federal courts have reached decisions consistent with these views. However, in June 2000, the federal appeals court for the 9th Circuit concluded that a cable operator's provision of transmission facilities in some instances is a telecommunications service under the Communications Act. This classification could subject our cable partners, and possibly us, to federal and state regulation as "telecommunications carriers."

If we or our cable partners were classified as telecommunications common carriers, or otherwise subject to common carrier-like access and non-discrimination requirements in the provision of our Internet over cable service, the Company or its cable partners could be subject to burdensome governmental regulations. In particular, the government might seek to regulate us and our cable partners with respect to the terms, conditions and prices for Internet connection services and interconnections with the public switched telephone network, and require that we make contributions to the universal service support fund. The law in this area thus remains unsettled. In addition, the DSL service we expect to offer and deploy in the future will also likely be regulated as a common carrier telecommunications service, although at present the specific regulatory burdens associated with offering this service are not unduly severe. Accordingly, if we are successful in acquiring DSL assets, we may be required to get a "telecommunications franchise" or a license to operate as a "competitive local exchange carrier" from some states or localities, which might not be available on reasonable terms, or at all. Moreover, some local franchising authorities might claim that our cable partners need a separate franchise to offer our service. This franchise may not be obtainable on reasonable terms, or at all.

    In addition, some local cable franchising authorities seek to impose "non-discrimination" or "open access" obligations on our cable partners, under which competing ISPs would have access to the high-speed transmission capabilities of our cable partners' networks. AOL and Time Warner agreed to such an "open access" condition, applicable to Time Warner's cable networks, in order to obtain federal antitrust approval for their recent merger. A consortium of dial-up Internet service providers and large telephone companies are encouraging local franchising authorities and the Federal Communications Commission ("FCC") to ban the type of exclusive ISP-cable operator arrangements that we have with our cable partners that make us the exclusive supplier of high speed data on the cable systems where our service is offered. If such arrangements are banned, the Company could face additional competition from other Internet access providers using the cable system to connect to their customers, which could have a material adverse effect on our business and financial results. Both AOL-Time Warner and AT&T have announced plans to open their networks to competing Internet service providers in the coming years, and AT&T and Time Warner Cable have initiated "open-access" trials with selected ISPs in several markets. Other ISPs are petitioning the FCC and various large cable operators for access to cable plants. The Company cannot predict the degree to which such voluntary or involuntary "open access" will affect our business.

    In addition, regulatory decisions that make services based on DSL technology easier for competing telephone companies to deploy over normal telephone lines and less expensive for customers to buy, could negatively affect the Company's cable-based high speed access business. The FCC issued a line-sharing ruling in December 1999 that allows DSL providers to simply lease the data spectrum of the customer's local loop from the incumbent carrier. This obviates the need for the customers to lease a secondary DSL-provisioned loop from the incumbent carrier in order to obtain high speed DSL data service, which in turn could make DSL service a more cost-competitive alternative to our services. In addition, in several decisions issued in 2000, the FCC took steps designed to make it more efficient for DSL providers to locate their equipment in telephone company switching centers. Furthermore, firms controlling digital broadcast spectrum have announced plans to utilize a portion of that spectrum to offer consumers high-bandwidth data delivery via broadcast. Some DBS video companies are also deploying higher-bandwidth data delivery products. The Company cannot predict when or whether these services will be offered, but if offered, they could present material competition to our cable-based high speed access services and could materially and adversely affect our success in the marketplace.

    In addition to regulatory activity, large Incumbent Local Exchange Carriers ("ILECs") have been pressing Congress to amend the Communications Act to make it easier for those firms to offer high-speed Internet access services to consumers and to participate directly in transmitting information between their customers and the Internet backbone. If such legislation were to pass, ILECs could become even more formidable competitors in the high speed Internet access business.

WE DEPEND ON OUR KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING THE SKILLED EMPLOYEES WE NEED TO EXECUTE OUR GROWTH PLAN.

    Our future success depends on the continued service of our key personnel, especially our Chief Executive Officer and Chief Operating Officer. We do not carry key person life insurance on most of our personnel. Given our early stage and plans for rapid expansion, the loss of the services of any of our executive officers or the loss of the services of other key employees could have a material adverse effect on our business and financial results. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Competition for employees in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. From time to time we have experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees.

RISK RELATED TO TRADING IN OUR STOCK

BECAUSE OF OUR RELATIONSHIP WITH VULCAN VENTURES, NEW INVESTORS WILL HAVE LITTLE INFLUENCE OVER MANAGEMENT DECISIONS.

    At December 31, 2000, Vulcan and Charter owned 36.4% and 12.4%, respectively, of our outstanding stock assuming 100% conversion of the Company's convertible preferred stock and the exercise of 2,050,710 warrants owned by Charter. Charter also has warrants to purchase up to 12,000,000 shares of our common stock at an exercise price of $3.23 per share. Paul Allen is the controlling stockholder of Charter and Vulcan and as a result Mr. Allen's beneficial ownership of our outstanding stock is 48.8%. Accordingly, Mr. Allen will be able to significantly influence and possibly exercise control over most matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. In addition, conflicts of interest may arise as a consequence of Mr. Allen's control relationship with us, including:

    o Conflicts between Vulcan, Charter and other affiliates of Mr. Allen and our other stockholders, whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

    o Conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Vulcan, Charter or other affiliates of Mr. Allen, on the other hand; or

    o Conflicts related to existing or new contractual relationships between us, on the one hand, and Mr. Allen and his affiliates, such as Vulcan and Charter, on the other hand.

    In particular Mr. Allen controls Charter, our largest cable partner. Additionally, Vulcan has the exclusive right to provide or designate the first page our end users see when they log on to our service and, if it provides that first page, will be entitled to all of the related revenues. Moreover, Vulcan can prohibit us from providing content that competes with content it chooses to provide, and can prohibit us from providing telephony service if it chooses to provide those services.

INVESTORS MAY SUFFER SUBSTANTIAL DILUTION FROM OTHER TRANSACTIONS.

    As an inducement to cause Charter to commit additional systems to us in connection with Network Services agreements entered into in November 1998 and May 2000, we have granted Charter warrants to purchase up to 12,000,000 shares of our common stock at an exercise price of $3.23 per share. These warrants become exercisable, in respect of turnkey systems at the rate of 1.55 shares for each home passed in excess of 750,000, and Network Services systems at the rate of 0.775 shares for each home passed for up to 5,000,000 homes passed; and at a rate of 1.55 shares for each additional home passed in excess of 5,000,000. To the extent that Charter becomes eligible to exercise all or a significant portion of these warrants, the Company's stockholders will experience substantial dilution.

    In addition, we have granted Microsoft a warrant to purchase 387,500 shares of our common stock at an exercise price of $16.25, with additional warrants issuable for homes passed above 2,500,000 homes passed committed to us by Comcast. Furthermore, under our agreement with ServiceCo LLC, we are obligated to grant warrants to purchase up to 5,000,000 shares of our common stock at a price of $5 per share if they elect to use our services. The Company has also granted Classic Cable, Inc. and CMA Associates, both cable operators, a warrant to purchase 600,000 and 200,000 shares at an exercise price of $13, respectively, in connection with the distribution of our services. We have issued and may in the future issue additional stock or warrants to purchase our common stock in connection with our efforts to expand the distribution of our services and retain various consulting services. Stockholders could face additional dilution from these possible future transactions.

THE FUTURE SALE OF SHARES MAY HURT OUR MARKET PRICE.

    A substantial number of shares of our common stock are available for resale. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

    The stock market has experienced extreme price and volume fluctuations. In particular, the market prices of the securities of Internet-related companies have been especially volatile. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

WE HAVE ANTI-TAKEOVER PROVISIONS.

    Certain provisions of our certificate of incorporation, our bylaws and Delaware law, in addition to the concentration of ownership by Mr. Paul Allen, could make it difficult for a third party to acquire us, even if doing so might be beneficial to our other stockholders.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and is subject to the safe harbors created by those sections. These forward-looking statements are subject to significant risks and uncertainties, including those identified in the section of this prospectus entitled "Risk Factors", which may cause actual results to differ materially from those discussed in such forward-looking statements. The forward-looking statements within this prospectus are identified by words such as "believes", "anticipates", "expects", "intends", "may", "will" and other similar expressions. However, these words are not the exclusive means of identifying such statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the date of this prospectus. Readers are urged to carefully review and consider the various disclosures made by us in this prospectus and in our reports filed with the Securities and Exchange Commission, that attempt to advise interested parties of the risks and factors that may affect our business.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission in accordance therewith. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by calling 1-800-SEC-0330. Our filings are also available to the public on the Commission's Internet site at http://www.sec.gov. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. We maintain a website at http://www.hsacorp.net.

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock that the selling stockholder may offer under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to us and our common stock, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

         The Commission allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information.

         The following documents filed by us with the Commission and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering are incorporated by reference:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended by Form 10-K/A filed on April 30, 2001;


         o        our Quarterly Report on Form 10-Q for the quarter ended
                  March 31, 2001;


         o the description of our common stock contained in the registration statement on Form 8-A, filed with the Commission on May 21, 1999.

         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at:

                             High Speed Access Corp.
                             10901 West Toller Drive
                            Littleton, Colorado 80127
                          Attention: Investor Relations
                            Telephone: (720) 922-2828

         YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THE COMMON STOCK IS NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENT.

                                 USE OF PROCEEDS

         The shares of our common stock being offered hereby are offered solely for the account of the selling stockholder pursuant to an agreement that we have entered into with it. We will not receive any proceeds from the sale of such common stock. See "The Selling Stockholder."

                             THE SELLING STOCKHOLDER

         In connection with the issuance of these securities to the selling stockholder, we entered into an agreement that requires us to file a registration statement covering the common stock offered hereby. This prospectus is a part of the registration statement we filed with the Commission covering all of those shares of common stock.

         The selling stockholder is ISP Channel, Inc. and its address is 650 Townsend Street, Suite 225, San Francisco, CA 94103. As of April 30, 2001, the selling stockholder owned 125,000 shares of our common stock, all of which are covered by this prospectus. We received this information from the selling stockholder. Except as disclosed in this prospectus, the selling stockholder has not, or within the past three years has not had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholder may offer all or some portion of our common stock pursuant to this prospectus, no estimate can be given as to the number of shares of our common stock that will be held by the selling stockholder upon termination of any sales of such common stock. In addition, the selling stockholder may have sold, transferred or otherwise disposed of all or a portion of its securities since the date on which it provided the information regarding its securities in transactions exempt from the registration requirements of the Securities Act.

         The shares of common stock are being registered to permit public secondary trading of the shares and the selling stockholder may offer the shares for sale from time to time. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         We are registering common stock on behalf of the selling stockholder. As used herein, "selling stockholder" includes donees and pledgees selling our common stock received from the selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of our common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of our common stock will be borne by the selling stockholder. Sales of our common stock may be effected by the selling stockholder from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to our common stock, through short sales of our common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of our common stock, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of our common stock by the selling stockholder.

         The selling stockholder may effect such transactions by selling our common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholder and any broker-dealers that act in connection with the sale of our common stock might be deemed to be "underwriters" with the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act.

         Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         The selling stockholder also may resell all or a portion of its HSA common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such Rule.

         Upon our notification by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the selling stockholder and the participating broker-dealer(s), (ii) the number of shares of our common stock involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon our notification by the selling stockholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         The validity of the issuance of the common stock offered hereby will be passed upon for us by Wyatt, Tarrant & Combs, LLP, Louisville, Kentucky.

                                     EXPERTS


         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of High Speed Access Corp. for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             HIGH SPEED ACCESS CORP.





                                 125,000 Shares


                                  Common Stock







                                   ----------

                                   PROSPECTUS

                                   ----------







                                  June 1, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated amounts of the expenses of and related to offering are as follows:

         SEC registration fee....................................................................  $     31.57
         Accounting fees and expenses............................................................  $  3,000.00
         Legal fees and expenses.................................................................  $  7,500.00
         Miscellaneous...........................................................................  $  5,000.00
                                                                                                   -----------

         Total...................................................................................  $ 15,531.57
                                                                                                   ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant and its stockholders, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

         Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The Certificate provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to or becomes involved in any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred by such person in connection with such action, suit or proceeding. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Registrant has entered into indemnification agreements with each member of the Board of Directors and certain executive officers of the Registrant providing for the indemnification of the directors and such officers to the fullest extent authorized, permitted or allowed by Delaware law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


Exhibit No.       Description
-----------       -----------
4.1**             Specimen Common Stock Certificate.

4.2**             Amended and Restated Certificate of Incorporation.

4.3**             Amended and Restated Bylaws.

4.4               Certificate of Designation of Series D Convertible Preferred
                  Stock (incorporated by reference to Exhibit 2 of Exhibit 99.1 to Registrant's Current Report on Form 8-K dated October 23,
                  2000).

5*                Opinion of Wyatt, Tarrant & Combs, LLP.

23.1*             Consent of Wyatt, Tarrant & Combs, LLP (included in Exhibit
                  5).

23.2              Consent of PricewaterhouseCoopers LLP.

24* Power of Attorney (included on signature page to this Registration Statement).



----------
*        Previously filed
** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-74667).


ITEM 17. UNDERTAKINGS

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
         Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, on this 1st day of June, 2001.


                                    HIGH SPEED ACCESS CORP.

                                    By:  /s/ George E. Willett
                                       -----------------------------------------
                                        Name:  George E. Willett
                                        Title: Chief Financial Officer

                                POWER OF ATTORNEY

         KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John G. Hundley, George E. Willett and Stephen M. Calk, and each of them, with the power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


Signature                                        Title                                           Date
---------                                        -----                                           ----
              *                                  Chairman of the Board of Directors
--------------------------------------------
       David A. Jones, Jr.


              *                                  Vice Chairman of the Board of
--------------------------------------------     Directors
       Robert Saunders

              *                                  Director
--------------------------------------------
       Irving W. Bailey, II

              *                                  Director
--------------------------------------------
       Michael Gellert

                                                 Director
--------------------------------------------
       Jerald L. Kent

                     *                           Director
--------------------------------------------
       William D. Savoy

                                                 Director
--------------------------------------------
       Stephen E. Silva

                     *                           President, Chief Executive Officer and
--------------------------------------------     Director (Principal Executive Officer)
       Daniel J. O'Brien

 /s/ George E. Willett                           Chief Financial Officer
--------------------------------------------     (Principal Financial and Accounting
       George E. Willett                         Officer)




* By: /s/ GEORGE E. WILLETT
     ---------------------------------------
      George E. Willett
      Attorney-in-Fact



Date: June 1, 2001

                               INDEX TO EXHIBITS


EXHIBIT
 NUMBER           DESCRIPTION
--------          -----------
4.1**             Specimen Common Stock Certificate.

4.2**             Amended and Restated Certificate of Incorporation.

4.3**             Amended and Restated Bylaws.

4.4               Certificate of Designation of Series D Convertible Preferred
                  Stock (incorporated by reference to Exhibit 2 of Exhibit 99.1 to Registrant's Current Report on Form 8-K dated October 23,
                  2000).

5*                Opinion of Wyatt, Tarrant & Combs, LLP.

23.1*             Consent of Wyatt, Tarrant & Combs, LLP (included in Exhibit 5).

23.2              Consent of PricewaterhouseCoopers LLP.

24*               Power of Attorney (included on signature page to this Registration Statement).


----------


*        Previously filed.


** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-74667).